Press Contacts:	Jeffrey J. Leebaw	Bill Price
	(732) 524-3350	(732) 524-6623
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Investor Contacts:	Louise Mehrotra	Tina Pinto
	(732) 524-6491	(732) 524-2034

FOR IMMEDIATE RELEASE

JOHNSON & JOHNSON COMPLETES
INITIAL TENDER OFFER FOR COUGAR BIOTECHNOLOGY

Johnson & Johnson Will Commence Subsequent Offering Period

New Brunswick, N.J. (July 3, 2009) -- Johnson & Johnson (NYSE: JNJ) today announced that the initial offering period of its tender offer for all outstanding shares of common stock of Cougar Biotechnology, Inc. (NASDAQ: CGRB) expired at midnight (Eastern time) on July 2, 2009.  The offer was conducted through a wholly owned subsidiary of Johnson & Johnson named Kite Merger Sub, Inc.

The depositary for the tender offer has advised Johnson & Johnson that, as of the expiration of the initial offering period, a total of approximately 17,742,030  shares of Cougar Biotechnology common stock were validly tendered and not withdrawn, representing approximately 84.4% of the outstanding shares of Cougar Biotechnology common stock.  All shares that were validly tendered and not properly withdrawn during the initial offering period have been accepted for payment.

The depositary has also advised Johnson & Johnson that it has received commitments to tender approximately 2,001,065 additional shares under the guaranteed delivery procedures described in the offer.

Johnson & Johnson also announced that it is commencing through Kite Merger Sub, Inc. a subsequent offering period of its tender offer to acquire all remaining shares of Cougar Biotechnology common stock.  This subsequent offering period will expire at 5:00 p.m. (Eastern time) on July 9, 2009, unless extended.

Any shares validly tendered during this subsequent offering period will be accepted immediately for payment, and tendering shareholders will thereafter promptly be paid $43.00 in cash for each share of Cougar Biotechnology common stock tendered, without interest and less any required withholding taxes.  This is the same amount per share that was offered and paid in the initial offering period.

The subsequent offering period enables holders of shares of Cougar Biotechnology common stock who did not tender during the initial offering period to participate in the offer and receive the offer price on an expedited basis rather than waiting until the completion of the merger described below.  Shares tendered during this subsequent offering period cannot be delivered by the guaranteed delivery procedure and may not be withdrawn.  In addition, shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

Following the expiration of the subsequent offering period, Johnson & Johnson intends to complete the acquisition of Cougar Biotechnology through what is known as a "short-form merger," without a vote or meeting of the remaining shareholders of Cougar Biotechnology.

Following the completion of the merger, Cougar Biotechnology will operate as a subsidiary of Johnson & Johnson, and will work with Ortho Biotech Oncology Research & Development, a unit of Centocor Research & Development, Inc., a Johnson & Johnson company.

About Johnson & Johnson
Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science - bringing innovative ideas, products and services to advance the health and well-being of people. Our 119,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.

Additional Information
This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson's expectations and projections. Risks and uncertainties include: general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended December 28, 2008. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com or on request from Johnson & Johnson. Johnson & Johnson does not undertake to update any forward-looking statements as a result of new information or future events or developments.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Cougar Biotechnology, Inc. Johnson & Johnson has filed a tender offer statement with the SEC, and has mailed an offer to purchase, forms of letter of transmittal and related documents to Cougar Biotechnology shareholders. Cougar Biotechnology has filed with the SEC, and has mailed to Cougar Biotechnology shareholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and shareholders of Cougar Biotechnology are urged to read them carefully when they are received.

These documents are available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free (877) 278-9667. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary.

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